SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We achieved 82% of load factor in the international market

In the domestic market the load factor reached 69%

São Paulo, September 15th, 2010 – TAM (BM&FBOVESPA: TAMM4, NYSE: TAM) announces that the National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of August 2010.

TAM Airlines

Domestic market

Comparing August 2010 with the same period the year before, our demand (in RPKs) grew 30.5%, combined with an increase of 18.9% in our supply (in ASKs), which led increase in our load factor by 6.1 p.p., bringing it to 68.9%. Our market share for the month was 42.6%. When we compare it to July, we show a decrease of 2.2% and 5.1% in demand and in supply respectively, leading to a 2.1 percentage points decrease in the load factor.

Cumulatively for the period from January to August of 2010 compared with 2009, our demand grew by 15.4%, while the growth of supply stood at 11.0%, resulting in a 2.5 percentage point increase in the load factor, reaching 66.6%. Our market share for the period was 42.4%.

Domestic yield presented a slight reduction comparing to July, explained by a high demand of leisure passengers flying in off-peak hours at competitive prices, complementing the historical demand of passengers flying by business proposes. Because it is traditionally a month of passengers flying by business purposes, fares in the off-peak hours are lower compared to July, diluting the total yield. As a result, we presented a higher load factor than those presented in the last years for the month of August.

International market

The international market continues to evidence strong demand, and for the eleventh consecutive month, we have increased the load factor in relation to the same month last year, reaching 81.7% in August. Compared to the same month last year, we see an impressive rise of 8.0 p.p., due to the combination of a 20.8% increase in demand with a 9.0% increase in supply.  Our market share in August was 84.0%.

Cumulatively for the period from January to August of 2010, the load factor stood at 78.5%, a 7.3 p.p. increase compared to the same period last year. Market share for the period was 84.3%.

International yield in dollars presented a slight reduction comparing to July, month we had a strong demand for international tickets.

Pantanal Airlines

Since August 23, we began operating the Pantanal’s new network, with Airbus and ATR aircraft, reaching a total of 17 cities. With this we increased the company's supply by more than seven times and optimized the utilization of Congonhas’ slots, the most important airport in Brazil.

As a result of the new network, in August we observed an important growth of 150.0% in supply, combined to a lower increase in demand by 81.5%., resulting in a load factor decreased of 14.9 p.p. to 38.9%. Market share in August increased and reached 0.2%.

The reduction in load factor is explained by the huge increase in supply, not immediately attended by an increase in demand due to the maturation time of the new routes. To minimize this maturation time in late August we started a communication plan releasing the new destinations in media vehicles with national circulation and in the press of the main cities where Pantanal operates. We also renewed the visual identity of Pantanal, seeking connection with TAM Group.

Tables

See below our operating data for the month of August and for the period from January to August:

Domestic Market	August 2010	August 2009	Var. % YoY	July 2010	Var. % MoM	Jan-Aug 2010	Jan-Aug 2009	Var. % YoY
TAM
ASK (millions) – Supply	3,733	3,140	18.9%	3,817	-2.2%	28,253	25,451	11.0%
RPK (millions) – Demand	2,573	1,972	30.5%	2,713	-5.1%	18,810	16,303	15.4%
Load Factor	68.9%	62.8%	6.1 p.p.	71.1%	-2.1 p.p.	66.6%	64.1%	2.5 p.p.
Market share	42.6%	43.8%	-1.2 p.p.	43.0%	-0.4 p.p.	42.4%	46.7%	-4.3 p.p.

Pantanal
ASK (millions) – Supply	31	12	150.8%	12	150.0%	113	89	27.2%
RPK (millions) – Demand	12	7	81.5%	8	50.9%	63	47	33.8%
Load Factor	38.9%	53.8%	-14.9 p.p.	64.5%	-25.6 p.p.	55.3%	52.5%	2.7 p.p.
Market share	0.20%	0.15%	0.1 p.p.	0.13%	0.1 p.p.	0.14%	0.13%	0.0 p.p.

International Market	August 2010	August 2009	Var. % YoY	July 2010	Var. % MoM	Jan-Aug 2010	Jan-Aug 2009	Var. % YoY
TAM
ASK (millions) – Supply	2,322	2,131	9.0%	2,322	0.0%	17,253	16,668	3.5%
RPK (millions) – Demand	1,897	1,570	20.8%	1,949	-2.6%	13,547	11,877	14.1%
Load Factor	81.7%	73.7%	8.0 p.p.	83.9%	-2.2 p.p.	78.5%	71.3%	7.3 p.p.
Market share	84.0%	89.4%	-5.4 p.p.	82.7%	1.3 p.p.	84.3%	86.7%	-2.4 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação

Phone.: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306

equipetam@mvl.com.br

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.6% domestic market share and 84.0% international market share in August 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 15, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.